Issuer Free Writing Prospectus, dated August 3, 2010
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-154920
Pride International, Inc.
Pricing Term Sheet

Issuer:	Pride International, Inc.
Security Description:	6⅞% Senior Notes due 2020 (“2020 Notes”)
7⅞% Senior Notes due 2040 (“2040 Notes”)
Ratings (Moody’s/S&P):	Ba1/BBB- (Positive/Stable)
Trade Date:	August 3, 2010
Settlement:	August 6, 2010; T+3
Interest Payment Dates:	Semi-annually on each February 15 and August 15, commencing February 15, 2011
Principal Amount:	$900,000,000 (2020 Notes)
$300,000,000 (2040 Notes)
Maturity:	August 15, 2020 (2020 Notes)
August 15, 2040 (2040 Notes)
Coupon:	6⅞% (2020 Notes)
7⅞% (2040 Notes)
Aggregate Net Proceeds (After Expenses):	$1,189.3 million
Benchmark Treasury:	3.500% due 5/20 (2020 Notes)
4.625% due 2/40 (2040 Notes)
Benchmark Treasury Yield:	2.907% due 2020 (2020 Notes)
4.037% due 2040 (2040 Notes)
Spread to Benchmark Treasury:	+397 bps (2020 Notes)
+384 bps (2040 Notes)
Yield to Maturity:	6⅞% (2020 Notes)
7⅞% (2040 Notes)
Initial Price to Public:	100% per 2020 Note
100% per 2040 Note
Redemption Provisions:	Make-whole call at any time at Treasury plus 50 bps
CUSIP/ISIN No.:	74153Q AH5 / US74153QAH56 (2020 Notes)
74153Q AJ1 / US74153QAJ13 (2040 Notes)
Joint Book-Running Managers:	Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Natixis Bleichroeder LLC
Banc of America Securities LLC
Co-Managers:	ING Financial Markets LLC
Scotia Capital (USA) Inc.
J. P. Morgan Securities Inc.
BBVA Securities Inc.
UBS Securities LLC
HSBC Securities (USA) Inc.
Standard Chartered Bank
BNP Paribas Securities Corp.
Howard Weil Incorporated
Tudor, Pickering, Holt & Co. Securities, Inc.

     Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Revised Use of Proceeds Disclosure:
     We will use approximately $517.6 million of the net proceeds to retire the $500 million outstanding principal amount of our 7⅜% Senior Notes due 2014, including the prepayment premium and accrued and unpaid interest as described below. We expect to use the remaining net proceeds for general corporate purposes, which may include payments with respect to our three drillships under construction and other capital expenditures. Upon the closing of this offering, we will issue a notice of redemption with respect to our 7⅜% Senior Notes due 2014 with a redemption date on or about the 30th day following the closing date. In the redemption, we will pay an aggregate redemption premium of $12.3 million and accrued interest of approximately $5.3 million.
Revised Capitalization Disclosure:
     The following table sets forth our consolidated capitalization as of June 30, 2010 on an actual basis and as adjusted to give effect to the issuance of the 2020 Notes and the 2040 Notes, and the use of a portion of the aggregate net proceeds to retire our 7⅜% Senior Notes due 2014 as described under “Use of Proceeds.” You should read this table in conjunction with our consolidated financial statements and related notes and other financial data incorporated by reference in our preliminary prospectus supplement dated August 3, 2010.

	As of June 30, 2010
	Actual	As adjusted
	(In millions)
Cash and cash equivalents	$311.0	$982.7

Long-term debt, less current portion:
Senior unsecured revolving credit facility(1)	$—	$—
8½% Senior Notes due 2019, net of unamortized discount of $1.7 million	498.3	498.3
7⅜% Senior Notes due 2014, net of unamortized discount of $1.3 million	498.7	—
MARAD notes, net of unamortized fair value discount of $1.6 million	150.0	150.0
6⅞% Senior Notes due 2020	—	900.0
7⅞% Senior Notes due 2040	—	300.0

Total long-term debt, less current portion	1,147.0	1,848.3
Stockholders’ equity	4,405.3	4,394.6	(2)

Total capitalization	$5,552.3	$6,242.9

(1)	In July 2010, we amended and restated our senior unsecured revolving credit facility, which, among other things, increased availability under the facility from $320 million to $720 million and extended the maturity to July 2013.

(2)	Reflects the $12.3 million prepayment premium in connection with the retirement of our 7⅜% Senior Notes due 2014 and the $2.9 million write-off of the deferred financing costs and $1.3 million of discount related to those notes as of June 30, 2010. The after-tax impact on stockholders’ equity of the prepayment premium and the write-off is $10.7 million.
Revised Pro Forma Ratio of Earnings to Fixed Charges Disclosure:
     The following table presents our pro forma ratio of earnings to fixed charges for the six-month period ended June 30, 2010 and the year ended December 31, 2009 to give effect to the issuance of the 2020 Notes and the 2040 Notes and the use of a portion of the aggregate net proceeds to retire our 7⅜% Senior Notes due 2014 as described under “Use of Proceeds.”

Six
	Months Ended	Year Ended
	June 30, 2010	December 31, 2009
Pro Forma Ratio of Earnings to Fixed Charges	1.79x	2.86x
Other Matters:
     An affiliate of Goldman, Sachs & Co. holds a portion of our outstanding 7⅜% Senior Notes due 2014 and, accordingly, will receive a portion of the proceeds from these offerings pursuant to the redemption of such notes. Amegy Bank National Association, a lender under our revolving credit facility, has acted as a financial advisor to us in connection with this offering and not as an underwriter, and it will receive fees in connection therewith.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, Citigroup Global Markets Inc. toll-free at (877) 858-5407, Wells Fargo Securities, LLC toll free at (800) 326-5897, Banc of America Securities LLC toll-free at (800) 294-1322, or Natixis Bleichroeder LLC at (212) 698-3108.